Baker Hughes Incorporated
2929 Allen Parkway, Suite 2100
Houston, Texas 77019-2118
Tel 713-439-8600
Fax 713-439-8966

VIA EDGAR

October 22, 2012

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010

Re:	Baker Hughes Incorporated
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 24, 2012
File No. 1-09397

Dear Mr. Schwall:

We are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) to Baker Hughes Incorporated (the “Company,” “we,” “us” or “our”) by letter dated October 9, 2012, which supplements the Company's letter dated September 6, 2012 to the Commission in response to the Commission's letter dated August 17, 2012, regarding the filing listed above. Our response repeats the captions and comments contained in the Staff's letter in italics for your reference.

Form 10-K for Fiscal Year Ended December 31, 2011

Risk Factors, page 8

1.
We note your response to comment 2 in our letter dated August 17, 2012, including your statement that you believe that the risk-factor disclosure included in the 2011 Form 10-K includes disclosure of “any material operational hazards and attendant financial risk associated with our hydraulic fracturing services….” We are unable to locate this disclosure. Please advise or, in the alternative, please revise your Risk Factors section to address specifically, if material, the operational and financial risks associated with your fracking services, such as potential underground migration, surface spillage and mishandling of fluids, and wastewater disposal.

The Company's disclosure in the referenced risk factor discusses potential risks related to laws and regulations or pending legislative and regulatory proposals that, if signed into law, would among other things require the public disclosure of chemicals used in hydraulic fracturing operations and would subject hydraulic fracturing to more stringent regulation.  Those current and possible future legislative and regulatory requirements, while not creating an operational hazard, could have a potential financial impact on those operations or possibly make those operations cost prohibitive.  The Company has reviewed the operational hazards and attendant financial risks related to our hydraulic fracturing operations and believes no additional material risks need to be disclosed. We consider the nature of those operational hazards and attendant financial risks to be similar to the operational hazards and financial risks faced by the industry and the Company in its other well services operations.  The Company does not believe there are other material operational hazards from our hydraulic fracturing services that are likely to have a material financial impact and, accordingly, no other operational hazards are currently included in the risk factors.  In addition, to date the Company has not had any specific occurrences in our hydraulic fracturing operations that would indicate there are any operational hazards that are likely to have a material financial impact.
The Company continually reviews its hydraulic fracturing operations and other developments in the industry, including the scientific studies and legislative and regulatory initiatives noted in the risk-factor disclosures, and to the extent the Company deems appropriate will supplement its risk factors in future filings based on those future reviews, as noted in our September 6, 2012 letter.
The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully believes it has appropriately responded to the Staff's comments contained in the Staff's letters dated August 17, 2012 and October 9, 2012. Please do not hesitate to call me at 713-439-8709 or Lee Whitley, Senior Corporate Counsel at 713-439-8122 with any questions or if we may provide the Staff with any additional information. We are pleased to visit with the Staff to clarify any questions. Thank you for your assistance.

Sincerely yours,

/s/ William D. Marsh
William D. Marsh
Vice President Legal Western Hemisphere
and Deputy General Counsel

cc:    Michael Fay, Securities and Exchange Commission
Sandra E. Alford, Corporate Secretary
Alan J. Keifer, Vice President and Controller
Lee Whitley, Senior Corporate Counsel
Christine B. LaFollette, Akin Gump Strauss Hauer & Feld